UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 24, 2024

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6161 Santa Monica Blvd, Ste 301, Los Angeles, CA 94040

(Full mailing address of principal executive offices)

(323) 378-5554

(Issuer’s telephone number, including area code)

Series Appellate, Series Country Grammer, Series I Got A Gal, Series Kissed by Fire, Series Mage, Series Pine Valley, Series Quality Road, Series Steinbeck, Series Swing Shift, Series Tshiebwe, Series We The People

Notice of Late Filing

Commonwealth Thoroughbreds LLC, a Delaware series limited liability company (the “Company”), is filing this report to notify holders of units of interest in its various series that the Company does not expect to file its 2024 Annual Report on Form 1-K by the October 28, 2024 due date. A key finance staff member leaving the company in September 2024 resulted in the Company unable to complete audit work within the SEC deadline. As a small team, this unexpected change impacted the Company’s reporting and audit timeline.

Despite the Company’s best efforts, additional time is required to finalize its financial statements and complete the necessary review processes with independent auditors to ensure the quality and accuracy of the report. The Company currently plans to file the fiscal year 2024 Annual Report before December 31, 2024.

The Company no longer offers securities exempt under Regulation A of the Securities Act of 1933, and it is not seeking qualification of any new offerings at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

By:	/s/ Brian Doxtator
Name:	Brian Doxtator
Title:	Chief Executive Officer
Date:	October 24, 2024